

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Kevin Richard Benning
Property General Manager
Studio City International Holdings Ltd
36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

> **Re: Studio City International Holdings Ltd**
> **Amendment No. 1 to**
> **Registration Statement on Form F-3**
> **Filed January 3, 2022**
> **File No. 333-261406**

Dear Kevin Richard Benning:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction